UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZS PHARMA, INC.

(Name of Subject Company)

ZS PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98979G105

(CUSIP Number of Class of Securities)

Mark Asbury

General Counsel

1100 Park Place, Suite 300

San Mateo, CA, 94403

(650) 458-4100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Kevin Kennedy

Kirsten Jensen

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ZS Pharma, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2015 (as previously amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Zanzibar Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Zeneca Inc., a Delaware corporation (“Parent”), made pursuant to an Agreement and Plan of Merger, dated as of November 5, 2015 (as amended from time to time, the “Merger Agreement”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $90.00 per Share (the “Offer Price”), net to the holder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on November 18, 2015. The Offer to Purchase and Form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item  8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at the end of the day, 12:00 midnight, New York City time, on December 16, 2015. Citibank, N.A., the depositary for the Offer, has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 21,948,939 Shares were validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer, representing approximately 86.5537% of the Shares outstanding as of such time. In addition, Notices of Guaranteed Delivery have been delivered with respect to approximately 984,853 Shares that have not yet been tendered, representing approximately 3.8837% of the Shares outstanding at such time. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer constitutes a majority of all outstanding Shares and therefore satisfies the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied, Purchaser will accept for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (including all Shares delivered through Notices of Guaranteed Delivery), and payment for such Shares will be made promptly in accordance with the terms of the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than Shares owned by Parent, Merger Sub or any Subsidiary of Parent or the Company or held in the treasury of the Company, and other than Dissenting Shares (as defined in the Merger Agreement)) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes.

Promptly following consummation of the Merger, Parent has indicated that it intends to cause all Shares to be delisted from the NASDAQ Global Market and deregistered under the Securities Exchange Act of 1934, as amended.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZS Pharma, Inc.

By:	/s/ Mark Asbury
Name: Mark Asbury Title: Chief Legal Officer

Dated: December 17, 2015